Exhibit 2

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

MATERIAL FACT

In accordance with the provisions of article 157, paragraph 4, of Law No. 6,404 dated December 15, 1976, as amended (the “Brazilian Corporate Law”), and CVM Instruction No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”) informs the market that, on the date hereof, it received and accepted a binding offer from Fundo Florestas do Brasil FIP (the “Fund”), through its subsidiary Corus Agroflorestal S.A., for the purchase of certain forestry assets and land located in the South of Bahia, consisting of a total of 16.5 thousand hectares of forestland of eucalyptus for timber and pulp with an average annual production of 565,000 cubic meters of wood, for an aggregate purchase price of R$235 million. This purchase price may be subject to adjustments after completion of confirmatory due diligence. In addition, the Fund will have the option to purchase all of the shares of Bahia Produtos de Madeira S.A. (“BPM”), located also in the South of Bahia, owned by the Company and representing 33.33% of the total outstanding capital of BPM, prior to the closing of the sale of the forestry assets, which the Company expects to occur before June 30, 2012, upon payment of the agreed purchase price.

This sale of assets is in line with the Company’s strategy to strengthen its capital structure.

São Paulo, March 8, 2012.

FIBRIA CELULOSE S.A.

GUILHERME PERBOYRE CAVALCANTI

FINANCIAL AND INVESTOR RELATIONS DIRECTOR